UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

May 17, 2005

Commission File Number: 1-13210

AES GENER S.A.
(Exact name of registrant as specified in its charter)

AES GENER INC.
(Translation of registrant's name into English)

Mariano Sanches Fontecilla 310, 3rd, Floor, Santiago Chile (562) 686 8900

(Address and phone number of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT INDEX

Page
1. Appointment of new directors committee	2

EXHIBIT 1

G.G. 2005 / 149	Santiago, May 13th, 2005

Rol. S.V.S. N. 4272

Mr. Alejandro Ferreiro Yazigi

Superintendent of Insurance and Securities

Re.: Informs appointment of new Directors Committee of AES Gener S.A.
________________________________________________________________________________

Dear Sir:

By note of this same date we informed said Superintendency of the resignation submitted by Mr. Edgardo Campelo to his position of Permanent Director of the Board and the resignation submitted by Mr. Sergio Quinones to the position of Alternate Director of the former.

In addition, Messrs. Campelo and Quinones resigned, respectively, to the positions of Permanent and Alternate members of the Directors Committee of the Company.

Considering the above and in compliance with Communication N. 1526 of said Superintendency of Securities and Insurances, being vacant the positions of one Permanent Director and her Alternate Director that form the Committee, the Board of Directors of the Company, at ordinary session held on May 11th, 2005, appointed a new Directors Committee, in accordance with that stated in Article 50 bis of Corporations Law N. 18.046.

Said Committee is formed by Permanent Directors Messrs. Rene Cortazar Sanz, Eduardo Dutrey and Axel Christensen De la Cerda- appointed to replace Mr. Campelo- and their respective Alternate Directors. In accordance with that stated in Item 6. of Article 50 bis of Corporations Law N. 18.046, it is expressly informed that all of the Directors are related to the controlling company.

This Notice is given in accordance with Communication N. 1526 and in compliance with Article 68 of Security Exchange Law N. 18.045.

Cordially,

Luis Felipe Ceron Ceron
Chief Executive Officer
AES Gener S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A. (Registrant)
Date:	May 17, 2005	By:	/s/ FRANCISCO CASTRO Francisco Castro Chief Financial Officer

3